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November 1, 2005

VIA EDGAR CORRESPONDENCE

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Cbeyond Communications, Inc.
Registration Statement on Form S-1
Filed May 16, 2005, as amended to date
File No. 333-124971

Dear Mr. Spirgel:

In connection with the offering (the “Offering”) by Cbeyond Communications, Inc. (the “Company”) pursuant to the above-referenced Registration Statement, the underwriters of the Offering have informed us that, due to present market conditions, it would be advisable to reduce the price range of the Offering from $13.00 to $14.00 per share, as stated in the preliminary prospectus, to $12.00 to $13.00 per share and to increase the number of shares being offered by the Company in the Offering from 6,104,575 shares, as stated in the preliminary prospectus, to 6,122,353 shares. The Company has reflected these changes in Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to the above-referenced Registration Statement.

The reduction of the initial public offering price will have the effect of decreasing the per share dilution to investors who purchase shares in the Offering. In particular, based on the midpoint of the original and revised price ranges for the Offering, the dilution in the net tangible book value to investors who purchase shares in the Offering will decrease from $10.28 per share to $9.50 per share.

The changes to the Offering will not affect the Company’s leverage, use of proceeds or anticipated revenues. Based on the midpoint of the revised price range for the Offering, the net proceeds will be sufficient to repay all outstanding principal and accrued interest under the Company’s credit facility, which was $62.9 million as of June 30, 2005, and terminate the facility. Any remaining balance of net proceeds from the offering will be applied to the Company’s general corporate purposes, which include the Company’s intention to expand into two additional markets (in addition to the four markets already scheduled for expansion using existing funds and cash from operations) by the end of 2009 based on the Company’s absence of outstanding indebtedness after giving effect to the offering. In addition, the Company has entered into a commitment letter (the “Commitment Letter”) with Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., under which the Company will, after the consummation of the Offering, enter into a $10.0 million revolving line of credit secured by substantially all of the Company’s assets. The Company has filed the Commitment Letter as Exhibit 10.23 to the Post-Effective Amendment.

Because the changes to the Offering do not affect the Company’s continued ability to repay and terminate its existing credit facility, the Company believes, and it has confirmed that the underwriters believe, that the changes to the preliminary prospectus included in the Post-Effective Amendment do not represent a material adverse change to the disclosure contained in the preliminary prospectus included in Pre-Effective Amendment No. 8. The Company respectfully submits that, insofar as the Offering would generate sufficient net proceeds to repay and terminate its existing credit facility, a decrease in the size of the Offering will not represent a material adverse change to the disclosure contained in the preliminary prospectus.

November 1, 2005

The underwriters have confirmed to the Company that after the filing of the Post-Effective Amendment, the underwriters on October 31, 2005 distributed electronic copies of the preliminary prospectus included in the Post-Effective Amendment to substantially all of the accounts with which the underwriters continue to have active discussions of the Offering, all of which have previously received copies of the preliminary prospectus included in Pre-Effective Amendment No. 8 to the Registration Statement. In addition, the underwriters have confirmed to the Company that they will orally inform their accounts of these changes to the Offering before the accounts are asked to commit to purchase. In particular, the underwriters have confirmed that they will contact their accounts and discuss with them the reduced offering price prior to the confirmation of purchase orders. The underwriters have further advised that all of their confirmations of purchase orders will be accompanied by a final prospectus that has been amended to reflect the price and size of the Offering.

As a result, the Company hereby requests that the Post-Effective Amendment be declared effective by 4:00 pm today or as soon as practicable thereafter.

If you have any questions or comments with regard hereto, please contact Christopher L. Kaufman at (650) 463-2606 or the undersigned at (202) 637-2165.

Very truly yours,

/s/  Joel H. Trotter

Joel H. Trotter

of LATHAM & WATKINS LLP

cc:	James F. Geiger
J. Robert Fugate
Cbeyond Communications, Inc.

Michael J. Murdy
Ernst & Young LLP

Christopher L. Kaufman
Latham & Watkins LLP

John T. Gaffney
Cravath, Swaine & Moore LLP